UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


1.   (a)  NAME OF ISSUER:       Note Bankers of America, Inc.
     (b)  IRS INDENT. NO.:          84-0882076
     (c)  SEC FILE NO.:          0-12240
     (d)  ADDRESS OF ISSUER:
               STREET:                770 S. Post Oak Lane, Suite 690
               CITY:                  Houston
               STATE:                 Texas
               ZIP CODE:              77056

2.   (a)  NAME OF PERSON FOR
          WHOSE ACCOUNT THE
          SECURITIES ARE TO BE SOLD:  Allen  E.  Myers
     (b)  SOCIAL SECURITY NO. OR
          IRS IDENT. NO.:             ###-##-####
     (c)  RELATIONSHIP TO ISSUER:     Officer,  director  and
                                      10%  stockholder
     (d)  ADDRESS:
               STREET:                4003 Cypressdale Dr.
               CITY:                  Spring
               STATE:                 Texas
               ZIP CODE:              77388
3.   (a)  TITLE OF THE CLASS OF
          SECURITIES TO BE SOLD:      Common
     (b)  NAME AND ADDRESS OF
          EACH BROKER THROUGH
          WHOM THE SECURITIES
          ARE TO BE OFFERED OR
          EACH MARKET MAKER
          WHO IS ACQUIRING
          THE SECURITIES:             Fidelity Brokerage Services, Inc.
                                      C/O National Financial Services Corp.
                                      P.O. Box  3750
                                      New York, NY 10008-3750
     (c)  NUMBER OF SHARES OR
          OTHER UNITS TO BE SOLD:     98,000
     (d)  AGGREGATE MARKET VALUE:     $257,250
     (e)  NUMBER OF SHARES OR
          OTHER UNITS
          OUTSTANDING:                22,430,000
     (f)  APPROXIMATE DATE OF
          SALE:                       Periodically after filing Form 144
     (g)  NAME OF EACH SECURITIES
          EXCHANGE:None;              NASD OTC electronic bulletin board


                           TABLE I - SECURITIES TO BE SOLD

                        Nature of     Name of Person    Amount of             Nature
Title of     Date      Acquisition       from Whom      Securities   Date of    of
the Class  Acquired    Transaction       Acquired        Acquired    Payment  Payment
-------------------------------------------------------------------------------------
Common      1/23/90  Share Exchange   Note Bankers of  9,392,000(1)  1/23/90  Cash
                     from General     America, Inc.
                     Genetics
                     Corporation (1)
-------------------------------------------------------------------------------------

NOTES:
     (1) Originally acquired Private Mortgage Bankers, Inc. ("PMB") common stock 1/23/90 for cash. On September 15, 1996, received 9,392,000 shares of General Genetics Corporation ("GGC") common in share exchange for PMB common. On September 24, 1996, pursuant to reorganization of GGC including change of name to Note Bankers of America, Inc., received 9,392,000 shares of NBA in exchange for GGC common. See Form 8-K/A dated November 4, 1996 filed on behalf of General Genetics Corporation.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

                             Title of
                            Securities  Date of     Amount of      Gross
Name and Address of Seller     Sold      Sale    Securities Sold  Proceeds
--------------------------------------------------------------------------
                              None
--------------------------------------------------------------------------


REMARKS:


                    ATTENTION:
                    The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.




     5/6/97                                        /S/  Allen  E.  Myers
_________________________________________________________________________
     DATE  OF  NOTICE                              SIGNATURE


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).